UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68328

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

REPORT FOR THE PERIOD BEGINNING___01/01/2021___ AND ENDING___12/31/2021_____
                                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **GreensLedge Capital Markets LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☒Broker-dealer   ☐Security-based swap dealer   ☐Major security-based swap participant
  ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
575 Lexington Avenue, 32nd Floor
(No. and Street)

New York	**NY**	**10022**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Kenneth Wormser	**212-792-5270**	
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KPMG LLP
(Name – if individual, state last, first, middle name)

345 Park Avenue	**New York**	**NY**	**10154**
(Address)	(City)	(State)	(Zip Code)

10/20/2003			**185**
(Date of Registration with PCAOB)(if applicable)			(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.
Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kenneth Wormser, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of GreensLedge Capital Markets LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

EMILY L. PARKER
Notary Public, State of New York
No. 01PA6410871
Qualified in Kings County
Commission Expires November 02, 2024

Signature: Ken Worm

Title:
Managing Partner

E Parker (Emily Parker)
Notary Public

This filing contains (check all applicable boxes):**

☒ (a) Statement of financial condition.
☒ (b) Notes to consolidated statement of financial condition.
☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
☐ (d) Statement of cash flows.
☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
☐ (g) Notes to consolidated financial statements.
☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
☐ (z) Other:

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

**GREENSLEDGE CAPITAL MARKETS LLC
AND SUBSIDIARY
(A WHOLLY OWNED SUBSIDIARY OF GREENSLEDGE HOLDINGS
LLC)**

**Consolidated Financial Statement
and
Report of Independent Registered Public Accounting Firm
December 31, 2021**

GREENSLEDGE CAPITAL MARKETS LLC AND SUBSIDIARY
(A WHOLLY OWNED SUBSIDIARY OF GREENSLEDGE HOLDINGS LLC)
Index
December 31, 2021



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

To the Member and Management Committee of GreensLedge Holdings LLC
GreensLedge Capital Markets LLC:

Opinion on the Consolidated Financial Statement

We have audited the accompanying consolidated statement of financial condition of GreensLedge Capital Markets LLC and subsidiary (the Company) as of December 31, 2021, and the related notes (collectively, the consolidated financial statement). In our opinion, the consolidated financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that our audit provides a reasonable basis for our opinion.



We have served as the Company's auditor since 2014.

New York, New York
February 25, 2022

GREENSLEDGE CAPITAL MARKETS LLC AND SUBSIDIARY
(A WHOLLY OWNED SUBSIDIARY OF GREENSLEDGE HOLDINGS LLC)
Consolidated Statement of Financial Condition
As of December 31, 2021

Assets

Cash and cash equivalents	$ 16,215,849
Accounts receivable	9,014,955
Operating lease right of use assets	2,920,794
Prepaid expenses and other assets	456,088
Due from clearing broker	328,418
Property and equipment, net	102,970
Security deposits	81,280
Due from affiliates	27,154
Finance lease right of use assets	13,453
Total assets	$ 29,160,961

Liabilities and Member's Equity

Liabilities

Operating lease liabilities	$ 3,289,144
Accrued expenses	2,223,913
Income tax payable	1,013,000
Accounts payable	66,496
Due to parent	62,014
Deferred revenue	50,000
Finance lease liabilities	13,453
Due to affiliate	10,340
Total liabilities	6,728,360
Subordinated loan	1,000,000
Member's equity	
Member's equity	21,487,705
Accumulated other comprehensive loss	(55,104)
Total member's equity	21,432,601
Total liabilities and member's equity	$ 29,160,961

The accompanying notes are an integral part of this consolidated financial statement

1. Organization and Nature of Business

GreensLedge Capital Markets LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides placements, advisory and other transactional services to issuers, investors and other institutional market participants.

The Company is a wholly owned subsidiary of GreensLedge Holdings LLC (the "Parent"). The Company's office is located in New York City, New York.

GreensLedge Asia Limited ("Asia"), a wholly owned subsidiary of GreensLedge Capital Markets LLC, was formed under the laws of the Cayman Islands for the purpose of expanding the Company's business in foreign markets. Asia has a branch office in Tokyo, Japan.

2. Significant Accounting Policies

Basis of Presentation

The consolidated financial statement includes the accounts of the Company and its wholly-owned subsidiary, Greensledge Asia Limited. The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including agency transactions, investment banking, and investment advisory services across a broad array of asset classes. All intercompany balances and transactions are eliminated in consolidation.

Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable

Accounts receivable are carried at the amounts billed to customers, net of the allowance for credit losses based on a review of all outstanding amounts. Management determines the allowance by regularly evaluating individual customer receivables by considering each customer's financial condition, credit history and the potential effect of current and future economic conditions. Accounts receivable are written off against the allowance when all or a portion are deemed uncollectible. Recoveries of accounts receivable previously written off are recorded as reduction of credit loss expense when received. Management does not believe that an allowance is required as of December 31, 2021.

Revenue from Contracts with Customers

Recognition
The Company recognizes revenue from contracts with customers in accordance with ASU No. 2014-09, "Revenue from Contracts with Customers" ("ASC Topic 606").

Revenue from Contracts with Customers (continued)

Receivables arise when the Company has an unconditional right to receive payment under a contract with a customer and are derecognized when the cash is received. Receivables of $9,014,955, as of December 31, 2021 are reported in consolidated statement of financial condition.

Contract assets arise when the revenue associated with the contract is recognized prior to the Company's unconditional right to receive payment under a contract with a customer (i.e., unbilled receivable) and are derecognized when either it becomes a receivable or the cash is received. No contract assets are reported in the consolidated statement of financial condition at December 31, 2021.

Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligations under the contract and are derecognized when the revenue associated with the contract is recognized when the performance obligation is satisfied.

The below schedule summarizes the contract liability activity during the year related to placement and advisory fees. As of December 31, 2021, the Company had $50,000 of contract liabilities reported on its consolidated statement of financial condition.

Customer	Balance as of 12/31/2020	Additions in 2021	Revenue recognized in 2021	Balance as of 12/31/2021
Client A	$ -	$ 150,000	$ 150,000	$ -
Client B		50,000		50,000
	$ -	$ 200,000	$ 150,000	$ 50,000

Cash, Cash Equivalents, and Restricted Cash

The Company considers its investments in short-term money market accounts to be cash equivalents. The Company defines cash equivalents as short term, highly liquid investments with original maturities of less than ninety days from date of acquisition.

The carrying amounts of such cash equivalents approximate fair value due to the short-term nature of these instruments. Restricted cash included in security deposits on the consolidated statement of financial condition represents amounts pledged as collateral for leases.

Due from Clearing Broker

Due from clearing broker includes a clearing deposit of $250,000 the Company maintains with its clearing broker. The remaining receivable represents cash maintained by the Company with its clearing broker to facilitate settlement and clearance of matched principal transactions and spreads on matched principal transactions that have not yet been remitted from/to the clearing organization.

Foreign Currency

Results of operations for Asia have been translated from its local currency, Japanese Yen, to the U.S. dollar using average exchange rates during the period, while assets and liabilities are translated at the exchange rate in effect at the reporting date. Gains or losses resulting from translation are reported as accumulated other comprehensive income (loss) and are shown as a separate component of member's equity.

Property and Equipment

Property and equipment is stated at cost and is being depreciated over five to seven years, which approximates their useful lives, using the straight-line method. Major expenditures for property and equipment which substantially increase their useful lives are capitalized; maintenance, repairs, and minor renewals are expensed as incurred.

Income Taxes

The Company is a single member limited liability company. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the member for federal and state income tax purposes. Accordingly, the Company has not provided for federal or state income taxes. The Company is, however, subject to New York City Unincorporated Business Tax. The Company records provisions for the New York City Unincorporated Business Tax, and reimburses the Parent for taxes incurred and attributable to the Company's income which is reported in the Parent Company's tax return.

At December 31, 2021, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all periods subsequent to 2018.

At December 31, 2021, the Company had a current income tax payable to its Parent of $1,013,000 in the accompanying consolidated statement of financial condition.

Leases

The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company is a lessee in a noncancelable operating leases, for office space. The lease liabilities are initially and subsequently recognized based on the present value of its future lease payments. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, the Company used its incremental borrowing rate based on the information available at the commencement date for all leases. The Company determines its incremental borrowing rate by starting with observable unsecured bond market yields, and adjusting those rates to arrive at secured (collateralized) rates in addition to considering payment terms of the individual leases. The ROU asset is initially and subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes the lease cost associated with its short-term leases on a straight-line basis over the lease term.

Credit Losses

The Company measures and recognizes credit loss on financial assets that are not measured at fair value through net income in accordance with ASU 2016-13, Financial Instruments – Credit Losses ("ASC Topic 326"). Under ASC Topic 326 credit losses are measured using the Current Expected Credit Loss ("CECL") impairment model which reflects the net amount expected to be collected over the remaining expected life of the financial assets upon initial recognition. Under CECL, the Company considers historical loss experience, current conditions and reasonable and supportable information around forecasted economic conditions when measuring credit losses.

As of December 31, 2021, the Company has not recognized any credit losses. The Company will continue to evaluate the appropriateness of a credit loss allowance.

3. Concentration of credit risk

The Company maintains its U.S. based cash balances with one financial institution which is insured by the Federal Deposit Insurance Corporation ("FDIC"). The Company's cash balances may exceed the FDIC coverage of $250,000. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

4. Property and equipment

Property and equipment as of December 31, 2021 consist of the following:

Furniture and fixtures	$	90,451
Computer equipment		639,577
		730,028
Less: accumulated depreciation		627,058
Property and equipment, net	$	102,970

5. Subordinated Loan

The Company executed a subordinated loan in June 2014 in the amount of $1,000,000 with the Parent which was in accordance with an agreement approved by FINRA. The subordinated loan had an original maturity date of June 21, 2015 accruing interest at 7% per annum payable at maturity. With the approval of FINRA, this loan has been extended annually with one year maturity dates. The Company has an existing subordinated loan with a maturity date of June 21, 2022. The loan's maturity date, without further action by either the Parent or Company, is extended an additional year unless the Parent notifies the Company and FINRA that the maturity date will not be extended. Interest expense on the subordinated loan was $70,000 for the year ended December 31, 2021. As of December 31, 2021, accrued interest payable from the subordinated loan of $37,014 is included in due to parent in the accompanying consolidated statement of financial condition.

6. Employee Benefit Plan

The Company maintains a 401(k) deferred compensation plan covering all eligible employees who elect to participate in the plan. Participating employees contribute a percentage of their compensation, as defined, into the plan, which is limited to an amount allowable under the Internal Revenue Code.

7.   Related Party Transactions

As discussed in Note 1, the Company is a wholly owned subsidiary of GreensLedge Holdings LLC, the sole member.

GreensLedge Group, LLC ("GLG"), GreensLedge Asset Management ("GLAM"), and GreensLedge Advisors ("GLA") are affiliated entities through common ownership by the Company's member. There is an allocation of expenses between the Company, the Parent, GLG, GLAM, and GLA that is based upon an expense sharing agreement (the "Agreement"). The Agreement calls for the allocation of certain expenses related to shared resources and facilities as well as other incidentals (including rent, payroll and other related operating expenses).

At December 31, 2021, the amounts due from GLAM and GLG were $15,791 and $11,363 respectively. Both amounts are included in due from affiliates in the consolidated statement of financial condition. At December 31, 2021, the amount due to GLA was $10,340, and is classified as due to affiliate in the consolidated statement of financial condition.

The Company is reporting the $37,014 accrued subordinated loan interest as part of due to parent on its consolidated statement of financial condition. As of December 31, 2021, the amount reported in the consolidated statement of financial condition as due to the Parent was $62,014.

During 2021 the Company received a secured convertible promissory note ("Promissory Note") in Core Scientific Holding Co. for services provided, valued at $2,000,000. In lieu of holding the Promissory Note, the Company distributed the Promissory Note to the Parent.

8.   Commitments and Contingencies

<u>Lease Commitments</u>

The Company and its subsidiary, Asia have several obligations as a lessee for office space and equipment with initial noncancelable terms in excess of one year. The Company classified all its domestic leases as operating leases. The Company classifies the subsidiary's office lease as operating, and equipment leases as financing leases respectively. The Company's leases do not include termination options for either party to the lease or restrictive financial or other covenants. While there are available options to renew certain operating and finance leases, as of December 31, 2021 the Company is not reasonably certain it will be exercising any of the renewal options.

The aggregate future lease payments under the Company's noncancelable operating leases as of December 31, 2021 are as follows:

	Office Lease 1	Office Lease 2	Office Equipment Lease	Office Lease 3 (Subsidiary)	Total
2022	$ 387,923	$ 22,306	$ 5,033	$ 79,526	$ 494,788
2023	665,010	13,012	2,516	19,882	700,420
2024	665,010				665,010
2025	665,010				665,010
2026	665,010				665,010
2027	277,088				277,088
Less Imputed Interest	(175,376)	(166)	(38)	(2,601)	(178,181)
Lease Liability	$ 3,149,675	$ 35,151	$ 7,511	$ 96,807	$ 3,289,144

Lease Commitments (continued)

Supplemental Information:
Weighted average remaining lease term: 62.96 Months
Weighted average discount rate: 1.89%

The aggregate future lease payments of the subsidiary's finance leases are as follows:

	PC(4 Set)		PC(1 Set)-2		Furniture		Copy Machine		Telephone Set		Total	
2022	$	1,568	$	283	$	500	$	2,520	$	1,410	$	6,281
2023		1,568		283		125		210		1,410		3,596
2024		784		189						1,410		2,383
2025										1,410		1,410
2026										351		351
Less Imputed Interest		(161)		(34)		(8)		(50)		(315)		(568)
Lease Liability	$	3,759	$	721	$	617	$	2,680	$	5,676	$	13,453

Supplemental Information:
Weighted average remaining lease term: 35 Months
Weighted average discount rate: 2.879%

Off –balance Sheet Risk

Pursuant to its clearance agreement, the Company introduces all of its securities transactions to its clearing organization on a fully-disclosed basis. Therefore, all customer account balances and long and short security positions are carried on the books of the clearing organization. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing organization may sustain from carrying securities transactions introduced by the Company.

In accordance with industry practice and regulatory requirements, the Company and the clearing organization monitor collateral on the customers' accounts. The clearing deposit of $250,000 is pursuant to this agreement and is included in due from clearing broker.

9.   **Net Capital Requirement**

The Company is subject to the Securities and Exchange Commission (the "SEC") Uniform Net Capital Rule (Rule 15c3-1). The Company has elected to use the alternative method, permitted by Rule 15c3-1, which requires the Company to maintain a minimum net capital greater than $250,000.

As of December 31, 2021, the Company had net capital of $11,372,765, which was $11,122,765 in excess of the minimum net capital required.

10. **Subsequent Events**

The Company has evaluated its subsequent events through February 25, 2022 the date that the accompanying consolidated financial statement was available to be issued. The Company made distributions of profits to its Parent in the ordinary course of business of $2,000,000 in January 2022. There were no other subsequent events which would require disclosure in the footnotes to the financial statements.